

October 30, 2017

Rostislav Raykov
Chief Executive Officer
Fennec Pharmaceuticals Inc.
PO Box 13628, 68 TW Alexander Drive
Research Triangle Park, NC 27709

      Re: Fennec Pharmaceuticals Inc.
           Registration Statement on Form S-3
           Filed October 24, 2017
           File No. 333-221093

Dear Mr. Raykov:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 with any questions.

                           Division of Corporation Finance
                           Office of Healthcare & Insurance

cc: Garett Sleichter